U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              FORM 12B-25

                      NOTIFICATION OF LATE FILING

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
          For Period Ended:DECEMBER 31, 1996
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the transition period ended..................
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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     Full Name of Registrant     SIERRA PACIFIC DEVELOPMENT FUND III
     Former name if applicable   N/A

     Address of Principal Executive Office (STREET AND NUMBER)
     5850 SAN FELIPE, SUITE 500, HOUSTON, TEXAS 77057
 ...............................................................................
         City, State and Zip Code
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PART II - RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(bb), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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
PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

A SIGNIFICANT SUBSIDIARY, WHOSE FINANCIAL STATEMENTS ARE CONSOLIDATED WITH THOSE OF THE REGISTRANT, IS CURRENTLY IN NEGOTIATIONS FOR A LOAN TO PAYOFF ITS EXISTING MORTGAGE. THE EXISTING MORTGAGE MATURED IN FEBRUARY 1997 AND THE SUBSIDIARY IS IN DEFAULT. APPROVAL AND FUNDING OF THE NEW LOAN ARE IMMINENT, ENABLING THE SUBSIDIARY TO PAYOFF THE EXISTING MORTGAGE AND AVERT A GOING CONCERN OPINION ON THE REGISTRANT'S FINANCIAL STATEMENTS. WE ARE AWAITING EXECUTION OF THE FINAL LOAN DOCUMENTS FOR DISCLOSURE IN THE CONSOIDATED FINANCIAL STATEMENTS OF THE REGISTRANT.

PART IV - OTHER INFORMATION

      (1) Name and Telephone number of person to contact in regard to this notification

MICHELE E. JOHNSON                   (713)                706-6271
 ................................................................................
      (Name)                        (Area Code)   (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE REGISTRANT'S NET INCOME FOR THE YEAR ENDED DECEMBER 31, 1996 IS $46,632 COMPARED WITH A NET LOSS OF ($792,830) FOR THE YEAR ENDED DECEMBER 31, 1995. THIS CHANGE IS PRIMARILY CAUSED BY THE REGISTRANT'S PORTION OF AN EXTRAORDINARY GAIN RECORDED BY A SIGNIFICANT SUBSIDIARY IN 1996.

SIERRA PACIFIC DEVELOPMENT FUND III
 ................................................................................
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 18, 1997                   By:   /S/ MICHELE E. JOHNSON
                                               Michele E. Johnson
                                               Chief Accounting Officer
                                               S-P Properties, General Partner


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION
      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)